Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Texas Instruments Incorporated for the registration of common stock, preferred stock, debt securities, warrants, and units and to the incorporation by reference therein of our reports dated February 23, 2007, with respect to the consolidated financial statements of Texas Instruments Incorporated, Texas Instruments Incorporated management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Texas Instruments Incorporated, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

February 23, 2007

Dallas, Texas